Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended September 30,	12 Months Ended December 31,
	2006	2005	2004	2003	2002	2001
Fixed charges, as defined:
Interest on long-term debt	$478	$465	$491	$417	$486	$351
Interest on short-term debt and other interest	17	29	20	25	70	44
Amortization of debt discount, expense and premium - net	11	23	8	41	25	17
Estimated interest component of operating rentals	31	32	34	45	38	36
Preferred securities distributions of subsidiaries on a pre-tax basis	18	5	5	45	79	64

Total fixed charges	$555	$554	$558	$573	$698	$512
Earnings, as defined:
Net income (a)	$912	$744	$721	$740	$444	$167
Preferred security dividend requirements	10	3	3	30	66	52
Less undistributed income (loss) of equity method investments	(6)	(14)	(14)	(19)	(23)	20
	928	761	738	789	533	199
Add:
Income taxes	203	121	203	179	214	261
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	518	540	547	521	598	419

Total earnings	$1,649	$1,422	$1,488	$1,489	$1,345	$879

Ratio of earnings to fixed charges	3.0	2.6	2.7	2.6	1.9	1.7
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	3.0	2.6	2.7	2.6	1.9	1.7

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.